UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission file number: 001-38170

NEWATER TECHNOLOGY, INC.

(Registrant’s name)

c/o Yantai Jinzheng Eco-Technology Co., Ltd.

1 Ruida Road, Laishan District, Yantai City

Shandong Province

People’s Republic of China 264000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Press Release, dated March 8, 2021, announcing Newater Technology, Inc. independent committee’s rejection of unsolicited acquisition proposal from Fulcan Capital Partners LLC

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NEWATER TECHNOLOGY, INC.

By:	/s/ Yuebiao Li
Yuebiao Li
Chairman and Chief Executive Officer

Dated: March 8, 2021

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